Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from 2018 Annual Meeting

CALGARY, May 7, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its annual meeting of shareholders held May 4, 2018 in Calgary, Alberta (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 16, 2018 (the "Information Circular") and is available on the Company's website under "Investor Centre – Shareholder Information" at www.pembina.com.

A total of 314,090,320 common shares representing 62.40 percent of the Company's issued and outstanding shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.   Election of Directors

The following 12 nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes in Favour		Votes Withheld
	Percentage	Number	Percentage	Number
Anne-Marie N. Ainsworth	98.70%	285,285,578	1.30%	3,769,547
Douglas J. Arnell	99.73%	288,264,605	0.27%	790,520
Michael H. Dilger	99.66%	288,073,619	0.34%	981,506
Randall J. Findlay	98.55%	284,852,889	1.45%	4,202,237
Maureen E. Howe	99.73%	288,262,177	0.27%	792,948
Gordon J. Kerr	95.58%	276,271,003	4.42%	12,784,122
David M.B. LeGresley	96.37%	278,564,824	3.63%	10,490,301
Robert B. Michaleski	99.51%	287,640,856	0.49%	1,414,269
Leslie A. O'Donoghue	95.89%	277,164,896	4.11%	11,890,229
Bruce D. Rubin	99.66%	288,065,366	0.34%	989,759
Jeffrey T. Smith	98.72%	285,350,265	1.28%	3,704,861
Henry W. Sykes	96.55%	279,077,237	3.45%	9,977,888

2.    Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee.

3.     Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with an approximate 94.62 percent of votes cast in favour.

Additional details in respect the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

Retirement of Board Member

Pembina also announced today that Mr. Lorne Gordon did not stand for re-election and will retire from the board after serving more than 20 years as a director, including 17 years as Chairman of the Board.

"On behalf of Pembina's Board and management, I would like to thank Mr. Gordon for his dedication and significant contributions to the Company and the Board," said Randall Findlay, Chair of the Board of Directors. "Pembina has benefited greatly from Lorne's experience, wisdom and counsel throughout its history as a public company and we wish him all the best in the future."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

•	Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
•	Diversify by providing integrated solutions which enhance profitability and customer service;
•	Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
•	Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2018/07/c2344.html

%CIK: 0001546066

For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 14:56e 07-MAY-18